EXHIBIT 99.1

Alvotech Receives Conversion Notices for Majority of Convertible Bonds

REYKJAVIK, Iceland , June 26, 2024 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced that holders of the majority of subordinated convertible bonds, originally issued by Alvotech on November 16, 2022, and December 20, 2022, respectively, with maturity on December 20, 2025 (the “Convertible Bonds”) have elected to convert the principal and accrued interest into ordinary shares of Alvotech at the fixed conversion price of US$10.00 per share on the last scheduled conversion date prior to maturity, which is July 1, 2024 (the “Conversion Date”).

On the Conversion Date, Alvotech will issue new shares to the holders that have exercised their right to convert their Convertible Bonds. The total number of new shares that will be issued and delivered will depend on the prevailing exchange rate of the Icelandic krona against the U.S. dollar on June 27, 2024. Based on the current exchange rate, Alvotech estimates that approximately 22.1 million new shares will be issued. Pursuant to terms of the Convertible Bonds, the newly issued shares shall be delivered no later than seven business days after the Conversion Date.

The Convertible Bonds were issued in two tranches, denominated in Icelandic krona (ISK) and U.S. Dollars (USD), respectively. The ISK denominated Convertible Bonds were listed on the Nasdaq First North growth market in Iceland under the symbol ALVCVB251220.

All holders of the ISK denominated Convertible Bonds (“Tranche A Bonds”) exercised their right to conversion. The aggregate value of these bonds, with accrued interest, is ISK 25,483,970,823 (USD 183,127,126 at the current exchange rate), which will be converted into ordinary shares at the conversion price of USD 10.00 per share, at the exchange rate published by the Central Bank of Iceland on June 27, 2024. Based on current exchange rates, Alvotech estimates that approximately 18.3 million new shares will be issued to holders of Tranche A Bonds.

Holders of USD denominated Convertible Bonds for a value, with accrued interest, of USD 37,981,167 as of the Conversion Date, have exercised their right to conversion and will be issued 3,798,117 new shares on the Conversion Date.

Holders of USD denominated Convertible Bonds for an aggregate value, with accrued interest, of USD 116,677,563 as of the Conversion Date, have not exercised their right to conversion.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech has launched two biosimilars. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding the exchange rate of the Icelandic krona against the U.S. dollar on the Conversion Date and shares to be issued in connection with the conversion, the redemption of the convertible bonds, including whether the investors will elect to be settled in shares or in cash, Alvotech’s ability to satisfy conditions precedent to close and draw down the loans under the financing facility announced on June 7, 2024, to comply with the covenants of that facility, to exercise its rights under the facility, the expected use of proceeds from the facility, potential future financings or strategic transactions, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, Senior Director
alvotech.ir@alvotech.com

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